Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, New York 10036

August 25, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq.

Re:          Form N-14 (the “Registration Statement”) (File No. 333-175829)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Institutional Fund, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to the Registration Statement relating to the proposed reorganizations of (i) Morgan Stanley Real Estate Fund into the U.S. Real Estate Portfolio, a series of the Registrant, and (ii) Morgan Stanley Special Growth Fund into the Small Company Growth Portfolio, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2011 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 25th day of August, 2011.

If you have any questions or comments, please do not hesitate to contact me at (212) 296-6980.

/s/ Daniel Burton
By: Daniel Burton
Title: Assistant Secretary